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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 5
                                       TO
                                   FORM 8-A/A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934

                              NEOPROBE CORPORATION
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             (Exact name of registrant as specified in its charter)

                Delaware                                        31-1080091
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(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)

425 Metro Place North, Suite 400, Dublin, Ohio                     43017
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(Address of principal executive offices)                         (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. / /

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
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                                (Title of Class)

         This Amendment No. 5 is being filed by Registrant to deregister the Class E Redeemable Common Stock Purchase Warrants (the "Warrants") which expired on November 12, 1996; to amend and restate the description of its Common Stock, par value $.001 per share ("Common Stock") set forth in item 1 hereof; to delete the description of the Warrants and to amend item 2.


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         Neoprobe is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, 22,326,682 shares of which were outstanding as of December 3, 1996 and 5,000,000 shares of Preferred Stock, par value $.001 per share, none of which is outstanding. The following brief description of the capital stock of Neoprobe is qualified in its entirety by reference to Neoprobe's Certificate of Incorporation, a copy of which is on file with the Securities and Exchange Commission (the "Commission").

COMMON STOCK

         Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders including the election of directors. Since the holders of Common Stock do not have cumulative voting rights, the holders of a simple majority of the outstanding shares have the power to elect all of the directors to be elected at a given meeting and the holders of the remaining shares by themselves would not be able to elect any directors at that meeting. The holders of Common Stock do not have preemptive, redemption or conversion rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, from time to time, out of funds legally available therefor. If Neoprobe is liquidated, dissolved, or wound up, holders of the Common Stock have the right to receive a ratable portion of the assets remaining after the payment of creditors and the holders of the shares of any class or series of Preferred Stock to the extent that the then existing terms of the Preferred Stock grant them priority over the holders of shares of Common Stock.

PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock in one or more classes or series with such designations, rights, preferences and restrictions as may be determined from time to time by the Board of Directors, 500,000 shares of which have been designated as Series A Junior Participating Preferred Stock ("Series A Preferred Stock") and reserved for issuance pursuant to the stockholder rights plan described below. As of the date hereof, there are no shares of Preferred Stock outstanding. The Board of Directors may, without prior stockholder approval, issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of Common Stock. Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of Neoprobe. Although Neoprobe has no present intention of issuing any shares of preferred stock, there can be no assurance that it will not do so in the future. If Neoprobe issues Preferred Stock, such issuance may have a dilutive effect upon the common stockholders.

STOCKHOLDER RIGHTS PLAN

         Adoption of the Stockholder Rights Plan. On July 18, 1995, the Board of Directors adopted a stockholder rights plan for the Company. The purpose of the stockholder rights plan is to protect the interests of the Company's stockholders if the Company is confronted with coercive or unfair takeover tactics by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

         The stockholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of one Right per share of Common Stock) one hundredth of a share of Series A Preferred Stock at an exercise price of $35 per Right. The Rights are attached to the Common Stock and are not exercisable until after 15 percent of the Common Stock has been acquired or tendered for. At that point, they would be separately traded and exercisable. Upon certain events, including a third party crossing the 15 percent threshold, the Rights would "flip-in" (but not the Rights of such substantial stockholder) and become Rights to acquire, upon payment of the exercise price, Common Stock (or, in certain circumstances, other consideration) with a value of twice the exercise price of the Right. If a third party were to take certain action to acquire the Company, such as a merger, the Rights would "flip-over" and entitle the holder to acquire stock of the acquiring person with a value of twice the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $.01 per Right and expire on August 28, 2005. The number of Rights per share of Common Stock will be adjusted in the future to

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reflect future splits and combinations of, and Common Stock dividends on, the
Common Stock. The exercise price of the Rights will be adjusted to reflect changes in the Series A Preferred Stock.

         Series A Preferred Stock. The Series A Preferred Stock purchasable upon exercise of the Rights will be redeemable at a price equal to 100 times the current per share market price of the Common Stock at the time of redemption, together with accrued but unpaid dividends. Each share of Series A Preferred Stock will have a minimum preferential quarterly dividend of $.05 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will receive a preferred liquidation payment equal to $.10 per share and, after the Common Stock has received a proportionate distribution, will share in the remaining assets on a proportionate basis with the Common Stock. If dividends on Series A Preferred Stock are in arrears in an amount equal to six quarterly dividend payments, all holders of Preferred Stock of the Company (including holders of Series A Preferred Stock) with dividends in arrears equal to such amount, voting as a class, would have the right to elect two directors of the Company. Series A Preferred Stock would rank senior to the Company's Common Stock, but junior to any other outstanding class of Preferred Stock of the Company as to both the payment of dividends and the distribution of assets. Each share of Series A Preferred Stock will have 100 votes on all matters submitted to the stockholders. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. It was the intention of the Company that each share of Series A Preferred Stock approximate 100 shares of Common Stock as they existed on the date the Rights were distributed (August 28, 1995); therefore, the redemption price, dividend, liquidation price and voting rights have been, and will in the future be, adjusted to reflect splits and combinations of, and Common Stock dividends on, the Common Stock.

         Anti-Takeover Effects. The Company's stockholder rights plan is designed to deter coercive takeover tactics and otherwise to encourage persons interested in acquiring the Company to negotiate with the Board of Directors. The stockholder rights plan will confront a potential acquirer of the Company with the possibility that the Company's stockholders will be able to substantially dilute the acquirer's equity interest by exercising Rights to buy additional stock in the Company or, in certain cases, stock in the acquirer, at a substantial discount and may have the effect of deterring third parties from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the stockholders of the Company realizing a premium over market price for their shares of Common Stock as a result of such bids. The Board of Directors may redeem the Rights at a nominal consideration if it considers the proposed acquisition of the Company to be in the best interests of the Company and its stockholders. Accordingly, the stockholder rights plan should not interfere with any merger or other business combination which has been approved by the Board of Directors. Any plan or arrangement which effectively requires an acquiring company to negotiate with the Company's management may be characterized as increasing such management's ability to maintain its position with the Company, including the approval of a transaction which provides less value to the stockholders while providing benefits to management.

CERTAIN CHARTER PROVISIONS AND LAWS

         In addition to the stockholder rights plan and the Preferred Stock provisions described above, certain features of the Company's Certificate of Incorporation and By-laws and the General Corporation Law of the State of Delaware ("GCL"), which are further described below, may have the effect of deterring third parties from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the stockholders of the Company realizing a premium over market price for their shares of Common Stock as a result of such bids.

         Limitations on Stockholder Actions. The Certificate of Incorporation provides that stockholder action may only be taken at a meeting of the stockholders. Thus a holder of a majority of the voting power could not take action to replace the Board of Directors, or any class thereof, without a meeting of the stockholders nor could such a holder amend the By-laws without presenting the amendment to a meeting of the stockholders. Furthermore, under the provisions of the Certificate of Incorporation and By-laws of the Company, special meetings of the stockholders may only be called by the Board. Therefore, a stockholder, even one who holds a majority of the

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voting power, may neither replace sitting Board members nor amend the By-laws before the next annual meeting of stockholders.

         Advance Notice Provisions. The Company's By-laws provide for an advance notice procedure for the nomination, other than by the Board, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at meetings must be received by the Company not less than 120 days before the first anniversary of the mailing of the Company's proxy statement for the previous year's annual meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

         Delaware Law. The Company is subject to Section 203 of the GCL, which provides that a corporation may not engage in any business combination with an "interested stockholder" during the three years after he becomes an interested stockholder unless the corporation's board of directors approved in advance either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced; or the business combination is approved by the corporation's board of directors and the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An interested stockholder is anyone who owns 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the previous three years; and the affiliates and associates of any such person. Under certain circumstances, Section 203 of the GCL makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders of a corporation may elect to exclude a corporation from the section's restrictions.

         Classified Board. The Certificate of Incorporation and By-laws of the Company divide the Board into three classes with staggered three year terms. There are currently nine directors, three in each class. At each annual meeting of stockholders, the terms of one class of directors will expire and the newly nominated directors of that class will be elected for a term of three years. The Board will be able to determine the total number of directors constituting the full Board and the number of directors in each class, but the total number of directors may not exceed 17 nor may the number of directors in any class exceed six. Subject to these rules, the classes of directors need not have equal numbers of members. No reduction in the total number of directors or in the number of directors in a given class will have the effect of removing a director from office or reducing the term of any then sitting director. Stockholders may only remove directors for cause. If the Board increases the number of directors in a class, it will be able to fill the vacancies created for the full remaining term of a director in that class even though the term may extend beyond the next annual meeting. The directors will also be able to fill any other vacancies for the full remaining term of the director whose death, resignation or removal caused the vacancy.

         Holders of a majority of the voting power at a given meeting will not in any one year be able to replace a majority of the directors since only one class of the directors will stand for election in any one year. As a result, at least two annual meeting elections will be required to change the majority of the directors by the requisite vote of stockholders. The purpose of classifying the Board is to provide for a continuing body, even in the face of a person who accumulates a sufficient amount of voting power, whether by ownership or proxy or a combination, to have a majority of the voting power at a given meeting and who may seek to take control of the Company without paying a fair premium for control to all the holders of Common Stock. This will allow the Board time to negotiate with such a person and to protect the interests of the other stockholders who may constitute a majority of the shares not actually owned by such person. However, it may also have the effect of deterring third parties from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the stockholders of the Company realizing a premium over market price for their shares of Common Stock as a result of such bids.

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TRANSFER AGENT, RIGHTS AGENT

         The transfer agent for the Common Stock and the Rights Agent for the Rights is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

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ITEM 2.  EXHIBITS

Exhibit Number        Description
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1                     Articles FOUR, FIVE, SIX, SEVEN and EIGHT of the Restated
                      Certificate of Incorporation of the Registrant
                      (incorporated by reference to Exhibit 99.1, of Registrant's Current Report on Form 8-K dated June 20,
                      1996; Commission File No. 0-20676).

2                     Articles II and VI and Section 2 of Article III and
                      Section 4 of Article VII of the Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 99.4, of Registrant's Current Report on Form 8-K dated June 20, 1996; Commission File No. 0-20676).

3 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-1, No. 33-51446)

4 Rights Agreement dated as of July 18, 1995 between Registrant and Continental Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 1 to Form 8-A dated July 27, 1995).

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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           NEOPROBE CORPORATION


Dated: December 5, 1996                    By: /s/ DAVID C. BUPP
                                               --------------------------------
                                                   David C. Bupp, President

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